Contact

www.linkedin.com/in/
xavierhelgesen (LinkedIn)
enduring.ventures (Company)

Top Skills

Start-ups
Entrepreneurship
Venture Capital

Xavier Helgesen

Founder & Office Librarian at Enduring Ventures
Oakland, California, United States

Summary

Entrepreneur, investor, technologist, global citizen, and builder of world positive companies.

Experience

Enduring Ventures
Founder & Office Librarian
January 2019 - Present (3 years 9 months)
Global

We buy beautiful businesses and hold them forever. We are a holding company in the model of Berkshire Hathaway, working to build a more sustainable economy where wealth and economic growth is broadly shared. We partner with world-class CEOs to buy companies where they can build their legacies. We work on behalf of our shareholders to build ownership in a diverse portfolio of growing, cash-flowing businesses.

ZOLA Electric
Founding CEO
November 2011 - December 2018 (7 years 2 months)
San Francisco Bay Area

Zola Electric delivers clean 24 hour power anywhere through our suite of off-grid, grid-integrated and grid-forming solar and battery hardware. We power over 1 million lives in Africa. I was the founding CEO and the architect of the company's five generations of hardware. Named on four patents. Raised over $150 Million from investors including Tesla, GE, Vulcan Capital, Omidyar Network, Emerson Collective and Jasmine Social Investments. As a cool historical note, the founders of Microsoft, Apple, eBay and Tesla all invested in the company. Company is going strong without me, and I am a proud member of the board.

Better World Books
16 years 3 months

Chairman Of The Board
January 2011 - November 2018 (7 years 11 months)

San Francisco Bay Area

Co-Founder

September 2002 - September 2011 (9 years 1 month)

South Bend, Indiana Area

Better World Books is the leading independent bookstore on the Internet, with over 8 million secondhand books in stock at up to 90% off new prices. We have served over 10 million customers and shipped 75 million books worldwide. With our unique triple-bottom-line model we have raised $28 Million for literacy and donated 26 million books.

GSM Association

Advisor, Community Power, GSMA Development Fund

July 2011 - September 2011 (3 months)

Advising the GSMA Development Fund on best practice business models for Community Power from Mobile. This program leverages the massive distributed network of mobile network operators to supply electrical services to areas far from the electrical grid.

Books For Africa

Board Member

September 2003 - September 2009 (6 years 1 month)

Served on the board of Books For Africa for six years, helping distribute millions of much-needed books throughout the African continent. Traveled on delegations to Tanzania, Zambia, Malawi and South Africa.

Indaba Systems

CEO

November 2004 - July 2006 (1 year 9 months)

Vancouver, WA

Spun out cutting-edge marketplace monetization and real-time dynamic pricing software from Better World Books. Grew it into a million dollar business in under 24 months and returned to full-time work with Better World Books.

Education

University of Oxford - Said Business School

MBA · (2010 - 2011)

University of Notre Dame

BA, MIS / Minor in Anthropology · (1997 - 2001)